SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X             Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated August 24, 2005, relating to the Registrant’s participation in the Third Annual IC China Conference and Exhibition in Beijing.

Exhibit 99.2:	Press release, dated August 24, 2005, relating to the successful production of a high-performance communications device for HiSilicon Technologies using Cadence Design Systems’s Encounter digital IC design platform and the Registrant’s process.

Exhibit 99.3:	Press release, dated August 26, 2005, relating to the Registrant’s annual technology symposium.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: August 26, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated August 24, 2005, relating to the Registrant’s participation in the Third Annual IC China Conference and Exhibition in Beijing.

Exhibit 99.2:	Press release, dated August 24, 2005, relating to the successful production of a high-performance communications device for HiSilicon Technologies using Cadence Design Systems’s Encounter digital IC design platform and the Registrant’s process.

Exhibit 99.3:	Press release, dated August 26, 2005, relating to the Registrant’s annual technology symposium.

Exhibit 99.1

SMIC Participates in 3rd Annual IC China Conference and Exhibition

Beijing [2005-08-24]

(BEIJING, China, August 24, 2005) Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) begins today its participation at IC China 2005, marking its third consecutive appearance at the annual event which highlights China’s IC industry.

IC China is a three-day conference and exhibition that has attracted over 500 global companies, including design houses, foundries, assembly and testing companies, equipment vendors, and packaging companies. As one of China’s largest foundries, SMIC is using the exhibition to showcase its many advanced technologies such as 90nm masks, 90nm to 0.35um DRAM and logic wafers, and 12” wafers manufactured in SMIC’s Fab 4 in Beijing. In addition, SMIC CEO and President, Dr. Richard Chang, is speaking at the summit conference on the present and future of China’s IC industry.

Hosted by the China Semiconductor Industry Association (CSIA) and others, IC China 2005 offers seminars on a variety of topics including SoC design, IC design and product solutions, manufacturing, equipment, assembly and testing, digital TV and flat panel TV, automobile electronics, and technology cooperation and investment. These seminars are expected to spur further discussions on advanced technologies, market strategies, and potential partnerships.

“SMIC is grateful for this opportunity to share its successful experiences with industry partners,” said Dr. Chang, “SMIC will continue to strength its cooperation with others in striving to provide the most comprehensive services to customers.”

Visitors can find SMIC at booth C16 in Beijing’s Haidian Exhibition Hall for the duration of IC China 2005 from August 24-26.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

Contact:

SMIC

Reiko Chang

86 (21) 5080-2000 ext 10544

PR@smics.com

Exhibit 99.2

HiSilicon Technologies Collaborates With Cadence and SMIC to Produce Communications Device; Encounter Digital IC Design Platform Delivers First-Pass Silicon and Faster Time to Market for Leading Design Center

August 24, 2005 09:00 AM US Eastern Timezone

SAN JOSE, Calif. & SHANGHAI, China—(BUSINESS WIRE)—Aug. 24, 2005—Cadence Design Systems, Inc. (NYSE:CDN) (Nasdaq:CDN) and Semiconductor Manufacturing International Corporation (SMIC) (NYSE:SMI) (SEHK:0981.HK) today announced HiSilicon Technologies Co., Ltd. successfully produced a high-performance communications device, using the Cadence(R) Encounter(R) digital IC design platform and targeted to SMIC’s process. In addition, Cadence and SMIC are now making available to mutual customers a digital reference flow that includes support for low-power requirements.

The market for digital consumer devices is expanding, creating a demand for powerful and energy-efficient SoCs. With the Encounter platform, HiSilicon, formerly Huawei Technologies’ ASIC Design Center, reduced its risks in timing closure, signal integrity (SI) and design-for-manufacturing (DFM). HiSilicon achieved maximized quality of silicon (QoS) through improved area, performance and power after wires, and realized a fast route to silicon for its communications device.

With its ongoing collaboration with Cadence and SMIC, HiSilicon can optimize its design, software development and system capabilities, enabling it to compete aggressively in the fast-growing communications market.

“Using the Cadence Encounter platform and SMIC’s process, we designed a high-performance device for China’s competitive communications market,” said Ai Wei, executive vice president of HiSilicon. “The collaboration with Cadence and SMIC helped to reduce the time and costs required to develop a product that meets our customers’ specifications. We look forward to using the new Encounter-based reference flow, which should help us deliver cost-sensitive, low-power designs.”

“HiSilicon’s success is an ideal example of how SMIC collaborates with Cadence to address our customers’ most pressing design challenges,” said Dr. James Sung, senior vice president of Marketing and Sales at SMIC. “We are pleased to continue our work with Cadence to facilitate SoC design for customers in the growing consumer handheld and portable device markets.”

“Cadence’s relationships with leading companies in the design chain such as SMIC provide us a unique view into the challenges faced by our customers,” said Jan Willis, senior vice president of Industry Alliances at Cadence. “Working closely with SMIC to deliver solutions for leading design centers such as HiSilicon provides customers with enhanced value, a greater chance for design success and a competitive edge for speeding their time to market.”

Availability

The SMIC and Cadence digital reference flow kit is available to SMIC customers. SMIC customers may request the reference flow by contacting SMIC’s Design Services at design_services@smics.com. More information can be found at http://www.cadence.com/datasheets/smic_joint_ds.pdf.

About HiSilicon Technologies

Shenzhen HiSilicon Semiconductor Co., Ltd., the former ASIC Design Center of Huawei Technologies, was established in 1991. After 14 years of development, HiSilicon has become an independent chip designer able to provide solutions such as telecommunication networks, intelligent cards, home networks, and digital media. The company has mastered top-ranking IC design and test technologies and set up an advanced EDA design platform, development flow and specifications. With more than 100 patents, HiSilicon owns IP for hundreds of chips internally-developed. HiSilicon invests more than 20 million USD in R&D annually. HiSilicon presently uses 0.18um and 0.13um technologies in chip design, with maximum scale exceeding 50 million gates.

About Huawei Technologies

Huawei Technologies provides customized network solutions for telecom carriers around the world. Specializing in the research and development and production and marketing of communications equipment, Huawei holds leading positions in the global market in the areas of 3G, next-generation network (NGN), switching, xDSL, optical network, and data communications.

About SMIC

SMIC is the first pure-play advanced IC foundry in China to achieve volume production for 8-inch wafers at 0.25 micron and finer line technologies. Established in April 2000, SMIC is a Cayman Islands company based in Shanghai. The foundry provides customers with a full range of services that include: design services, mask manufacturing, wafer fabrication as well as testing capabilities. For more information, please visit www.smics.com.

About Cadence

Cadence enables global electronic-design innovation and plays an essential role in the creation of today’s integrated circuits and electronics. Customers use Cadence software and hardware, methodologies, and services to design and verify advanced semiconductors, printed circuit boards and systems used in consumer electronics, networking and telecommunications equipment, and computer systems. Cadence reported 2004 revenues of approximately $1.2 billion, and has approximately 5,000 employees. The company is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available at www.cadence.com.

Cadence, the Cadence logo and Encounter are registered trademarks of Cadence Design Systems, Inc. All other trademarks are the property of their respective owners.

Contacts

Cadence

Peggy Ng, +(852) 2377-7170 (Asia Pacific)

peggyng@cadence.com

Bruce Chan, 408-894-2961 (US)

chan@cadence.com

or

Semiconductor Manufacturing International Corporation

Reiko Chang, 6 (21) 5080-2000 ext. 10544

PR@smics.com

http://home.businesswire.com/portal/site/google index.jsp?ndmViewId=news_view&newsId=20050824005228&newsLang=en

Exhibit 99.3

SMIC Technology Symposium 2005 Held in Beijing

(Beijing, China, August 26, 2005) Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) held its annual technology symposium in Beijing today, attracting IC designers, customers, technology partners, and equipment vendors from around the world.

At the symposium, SMIC reported that it is currently researching and developing 65nm technologies. In addition, updates were provided on technologies such as 90nm logic, 0.13um low-voltage, low leakage, mixed-signal, 0.18um embedded EEPROM, 0.18um NOR flash, 0.18um high-voltage, LCoS, and CMOS image sensors. Cadence’s Senior Vice President, Mr. Jim Miller, presented the keynote speech on “Opportunities for China in the Global Semiconductor Economy”. The symposium also featured an exhibition of more than 30 IP, library, EDA, and assembly and testing partners.

A highlight of this year’s symposium is a panel discussion on the cooperation between design companies and foundries. Jointly organized by SMIC and IC China, the panel discussion featured chief executive officers from several major Chinese design companies, including, Vimicro, Datang, Haier, ARCA, HED, and BOE. Dr. Sheng Liang, Vice Chairman of the Beijing Semiconductor Industry Association (BSIA) hosted the panel discussion. In addition, several media outlets were invited to the symposium to network with industry leaders.

“SMIC will continue to promote mutual successes for designers and manufacturers through supporting and exploring further collaborations with China’s IC design industry,” said SMIC CEO and President, Dr. Richard Chang, who was one of the participating panelists.

SMIC further indicated that by the end of the second quarter of this year, its Beijing 12” wafer fabrication facility has reached a monthly capacity of over 16,500 8”-equivalent wafers and SMIC’s four 8” fabs in Shanghai and Tianjin have reached a monthly capacity of over 120,000 wafers. SMIC’s two joint venture projects in Shanghai and Chengdu are also expected to enter pilot production in the near future.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

# # #

NEWS RELEASE

Editorial Contacts:

SMIC

Reiko Chang

86 (21) 5080-2000 ext 10544

PR@smics.com

For Release on August 26, 2005